Aeterna Zentaris Inc. 1 Pace Ville-Marie, Suite 2500 Montréal (Québec) Canada H3B 1R1 www.aezsinc.com

April 24, 2017

BY EDGAR

Ms. Suzanne Hayes
Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4546
100 F Street, N.E.
Washington, DC  20549

RE:	Aeterna Zentaris Inc.
Amendment No. 1 to Registration Statement on Form F-3
Filed on April 14, 2017
File No. 333-216853

Dear Ms. Hayes:

Aeterna Zentaris Inc. (the Company) hereby responds to the comments of the staff (the Staff) of the Division of Corporation Finance of the Securities and Exchange Commission (the Commission) contained in the Staff’s letter dated April 21, 2017 (the Comment Letter) relating to the Company’s Amendment No. 1 to its Registration Statement on Form F-3, as filed on April 14, 2017 (File No. 333-216853) (the 2017 Form F-3/A). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comment presented in bold font type.  The Company’s response to each comment appears immediately after it.

Prospectus Cover Page

1.                  We note your response to our prior comment 2 and reissue in part. Please list the rights at the top of the prospectus cover page underneath the common shares.

Response:

The Company has complied with the Staff’s comment by listing the rights (named as “Common Share Purchase Rights”) underneath the Common Shares at the top of the cover page of the base prospectus. We refer you to Amendment No. 2 to the 2017 Form F-3/A filed by the Company with the Commission today.

Exhibit 5.1:

2.                  Please have counsel revise to opine that the rights are a binding obligation of the company under the law of the jurisdiction governing the rights agreement. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 for guidance.

Response:

We confirm that counsel has revised its opinion accordingly by adding the following sentence to the end of the penultimate paragraph in such opinion: “In addition, pursuant to its shareholder rights plan agreement dated March 29, 2016, the Rights are a binding obligation of Aeterna Zentaris under the laws of the Province of Quebec and the laws of Canada applicable therein, being the governing law applicable to such shareholder rights plan agreement.” We further confirm that the revised opinion has been filed as Exhibit 5.1 to Amendment No. 2 to the 2017 Form F-3/A.

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Should you have any further comments or would like to discuss any of the responses, please contact Philip A. Theodore by phone at 843-900-3211 or by email at ptheodore@aezsinc.com.

Very truly yours,

AETERNA ZENTARIS INC.

By:	/S/ Philip A. Theodore
Name:	Philip A. Theodore
Title:	Senior Vice President, Chief Administrative Officer,
General Counsel and Corporate Secretary

cc:        Ada D. Sarmento, United States Securities and Exchange Commission

Erin Jaskot, United States Securities and Exchange Commission

David A. Dodd, Aeterna Zentaris Inc.